Exhibit 21.1

List of Subsidiaries of Rocket Lab USA, Inc.

Subsidiary	Jurisdiction of Organization
Rocket Lab Ltd.	New Zealand
Rocket Lab Global Services, LLC	Delaware
Rocket Lab Space Systems Inc.	British Columbia, Canada